Term Sheet

Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2007-3 Trust

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Mortgage Securities Corp.
Seller

Washington Mutual Bank
Servicer

LaSalle Bank National Association
Trustee

April 24, 2007

Closing Date	**April 26, 2007**
Investor Settlement Date	**April 30, 2007**
First Distribution Date	**May 25, 2007**
Cut-Off Date	**April 1, 2007**



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Important Notice About Information Presented in this
Free Writing Prospectus

The securities described in this free writing prospectus may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this free writing prospectus in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) a form of prospectus supplement which, along with this free writing prospectus, describes more specifically the terms of your series of certificates. This free writing prospectus does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this free writing prospectus is preliminary and is subject to completion or change. The information in this free writing prospectus supersedes information contained in any prior free writing prospectus relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire free writing prospectus and the prospectus and the form of prospectus supplement we will provide you. You may obtain a copy of the prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS FREE WRITING PROSPECTUS REFLECTS THE CHARACTERISTICS OF THE MORTGAGE POOL AS OF 04/01/07. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE, WHICH IS 04/01/07. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this free writing prospectus. The mortgage-backed securities referred to in this free writing prospectus are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this free writing prospectus. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.



Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2007-3 Trust
Preliminary Structure

The Washington Mutual Mortgage Pass-Through Certificates, WMALT Series 2007-3 Trust will issue securities related to one or more loan groups, each of which will have one or more related classes of senior certificates and one or more classes of subordinate certificates. Certain classes may receive payment from interest only bonds. If there are multiple loan groups included in the final structure, the loan groups may or may not be completely or partially cross-collateralized. With respect to any LIBOR Certificate under consideration, a yield maintenance agreement ("YMA") may be purchased from an approved counterparty. A YMA, dependent upon LIBOR certificates, is intended to partially mitigate the risk of LIBOR exceeding a predetermined value, in which case the mortgage loans will not generate enough interest to pay the full certificate interest rate on the related LIBOR certificate. The YMA counterparty will be obligated to make payments under the YMA to the Trust based on an agreed upon formula. A preliminary structure based on the above collateral groups is described here:

Group 1 Preliminary Paydown Structure Rules
Define the following Ratio Strip and variables:

Net WAC's that are less than or equal to 6.00% create PO and 6.00% coupon.
Net WAC's that are greater than 6.00% and less than 7.00% are ratio stripped to create 6.00% and 7.00% coupons.
Net WAC's that are greater than or equal to 7.00% create IO and 7.00% coupon.

Pay Subgroup 1 in the following manner:
1. At the beginning of each period, set the following variables:
    a. FixedAmt#1: $1,000
    b. FixedAmt#2: $2,295,000

2. Pay to Class R until retired.
3. Pay to Classes A6 and A7 pro rata its priority amount until retired.
4. Pay 22.9470806632% in the following manner:
    a. Pay to Class A4 and Class A10 pro rata until retired.
    b. Pay to Class A5 until retired.
5. Pay 77.0529193368% in the following manner:
    a. Pay FixedAmt#1 for the distribution date in the following manner:
        i. Pay 37.8193635141% in the following manner:
            1. Pay to Class A1 until retired.
        ii. Pay 62.1806364859% in the following manner:
            1. Pay to Class A3 until retired.
            2. Pay to Class A11 until retired.
    b. Pay FixedAmt#2 for the distribution date to Class A2 until retired.
    c. Pay in the following manner:
        i. Pay 37.8193635141% in the following manner:
            1. Pay to Class A1 until retired.
        ii. Pay 62.1806364859% in the following manner:
            1. Pay to Class A3 until retired.
            2. Pay to Class A11 until retired.
    d. Pay to Class A2 until retired.
6. Pay to Classes A6 and A7 pro rata until retired.

Group Pass-Through Rate:	6.00%
Collateral:	30 year Conforming and Jumbo
Pricing Speed:	100% PPC (8 -> 24CPR / 12)



NAS Bonds ("Lockout Certificates"):	Yes, Classes A6 and A7. Locked out of scheduled and prepay for 60 months. The priority fraction amount is (Balance of Total NAS / Total Non-PO Balance).
Z-Bonds ("Accrual Certificates"):	None.
Accretion Directed Certificates:	None.
AAA Support Bonds:	Yes, Class A7 and Class A10. Class A7 will support Classes A1, A2, and A6. Of the Class A7 balance, 18.36873% up to a maximum of $2,984,000 will support Class A1. Of the Class A7 balance, 74.77993% up to a maximum of $12,148,000 will support Class A2. Of the Class A7 balance, 6.85134% up to a maximum of $1,113,000 will support Class A6. Class A10 will support Class A4 and the exchange Classes A16, A17, and A18.
LIBOR Certificates:	Yes, Class A1. Rate= 1_Mo_LIBOR plus 0.60. Floor = 6.00%, Hard Cap= 6.00%. Corridor Cap= 9.50%. Initial coupon is 6.00%. 0 day delay.
Inverse LIBOR Certificates:	None.
Inverse IO Certificates:	None.
Initial LIBOR:	5.32%.
Certificate Interest Rate:	6.00% for Classes A2, A3, A4, A5, A6, A7, A10, and A11.
Yield Maintenance Agreement:	For Class A1: The Cap contract was generated at 100PPC and will extend the expected life of the bond. The cap contract will be in effect through the November 25, 2009 pay date. The lower strike will be 5.40% and the upper strike will be 8.90%. The cap of the floater in any given period will be 9.50%. The cap contract is for Class A4 only. The cap contract will accrue on a 30/360 basis. The cap counterparty is Bear Stearns.
Interest Only Certificates:	None.
Accrual date:	4/1/2007
LIBOR Certificates Accrual date:	25th day of the month immediately preceding the month during which such Distribution Date occurs.

Pay Subgroup 2 in the following manner:

1. Pay to Class A8 and A12 pro rata until retired.

Group Pass-Through Rate:	7.00%
Collateral:	30 year Conforming and Jumbo
Pricing Speed:	100% PPC (8 -> 24CPR / 12)
NAS Bonds ("Lockout Certificates"):	None.
Z-Bonds ("Accrual Certificates"):	None.
Accretion Directed Certificates:	None.
AAA Support Bonds:	Yes, Class A12 will support Class A8.
LIBOR Certificates:	Yes, Class A8, A12, and A23. Rate= 1_Mo_LIBOR plus 0.34. Floor = 0.34%, Cap= 7.00%. Initial coupon is 5.66%. 0 day delay.
Inverse LIBOR Certificates:	None.
Inverse IO Certificates:	Yes, Class A9. Rate= 6.66 minus 1_Mo_LIBOR. Floor = 0.00%, Cap= 6.66%. Initial coupon is 1.34%. 0 day delay. Notional balance follows the combined balances of Classes A8, A12, and A23.
Initial LIBOR:	5.32%
Certificate Interest Rate:	5.66% for Classes A8, A12, and A23. 1.34% for Class A9.
Yield Maintenance Agreement:	None.
Interest Only Certificates:	None.
Accrual date:	4/25/2007


LIBOR Certificates Accrual date: 25th day of the month immediately preceding the month during which such Distribution Date occurs.

Notes:

1,000 Denom:	Yes, Class A5 and A11.
Print date:	04/24/2007
Closing date:	04/26/2007
Accrual date:	04/01/2007
Floater accrual date:	04/25/2007
First pay date:	05/25/2007
Clean-up call:	10%
WACIO:	X, Normalizing coupon 7.00%.
WACPO:	P
Prepay Bond:	PPP, same as previous deals.
Subordinates:	Subgroups 1 and 2 will be crossed to form B1, B2, B3, B4, B5, and B6.

Exchange Classes:

Exchange 1

"Initial Classes"		"Exchange Classes"		Coupon
Class A3	41,892,000	Class A13	41,892,000	5.50%
		Class A14	41,892,000	5.75%
		Class A15	3,491,000	6.00%

The maximum original balance for Classes A13 and A14 will be equal to the original balance of Class A3 which is $41,892,000. The maximum notional balance for Class A15 will be equal to the notional amount created when Class A3 is exchanged for Class A13. This original notional balance is $3,491,000.

Exchange 2

"Initial Classes"		"Exchange Classes"		Coupon
Class A4	67,155,800	Class A16	67,155,800	5.50%
		Class A17	67,155,800	5.75%
		Class A18	5,596,316	6.00%

The maximum original balance for Classes A16 and A17 will be equal to the original balance of Class A4 which is $67,155,800. The maximum notional balance for Class A18 will be equal to the notional amount created when Class A4 is exchanged for Class A16. This original notional balance is $5,596,316.

Exchange 3

"Initial Classes"		"Exchange Classes"		Coupon
Class A4	67,155,800	Class A19	73,314,500	6.00%
Class A5	4,046,000			
Class A10	2,112,700			

The maximum original balance for Class A19 will be equal to the combined original balances of Classes A4, A5, and A10 which is $73,314,500.

Exchange 4

"Initial Classes"		"Exchange Classes"		Coupon
Class A4	67,155,800	Class A20	73,314,500	5.50%
Class A5	4,046,000	Class A21	73,314,500	5.75%
Class A10	2,112,700	Class A22	6,109,541	6.00%


WaMu Capital Corp.
A Washington Mutual, Inc. Company

The maximum original balance for Classes A20 and A21 will be equal to the combined original balances of Classes A4, A5, and A10 which is $73,314,500. The maximum notional balance for Class A22 will be equal to the notional amount created when Classes A4, A5, and A10 is exchanged for Class A20. This original notional balance is $6,109,541.

Exchange 5				Initial
"Initial Classes"		"Exchange Classes"		Coupon
Class A8	73,000,000	Class A23	78,110,700	5.66%
Class A12	5,110,700			

The maximum original balance for Class A23 will be equal to the combined original balances of Classes A8 and A12 which is $78,110,700. The coupon for Class A23 is L+34 with a floor of 0.34% and a hard cap of 7.00%.